FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2014

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces Fourth Quarter and

Full Year 2013 Results

Lima, Peru, February 27, 2014 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, announced today results for the fourth quarter 2013 (4Q13) and full year (FY13) periods, ended December 31, 2013. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards), on a non GAAP basis and stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer, stated:

“During the fourth quarter, Buenaventura’s operating income was US$13.8 million, 84% lower than in 4Q12. Net income was negative US$288.4 million, including a US$453.3 million non-cash impairment from Yanacocha. EBITDA from Direct Operations was US$67.3 million, 48% lower than in 4Q12.

EBITDA including Affiliates was US$163.6 million, 42% lower than the figure reported in 4Q12.

Financial Highlights (in millions of US$, except EPS figures):

	4	Q13	4	Q12	Var%	FY 2013	FY 2012	Var%
Total Revenues		299.2		424.2	-29%	1,285.5	1,563.5	-18%
Operating Income		13.8		86.7	-84%	132.3	422.5	-69%
EBITDA Direct Operations		67.3		130.2	-48%	293.8	574.2	-49%
EBITDA Including Affiliates		163.6		281.5	-42%	813.3	1,443.1	-44%
Net Income		-288.4		154.1	-287%	-101.7	703.6	-114%
Adjusted Net Income		164.9		154.1	7%	351.7	703.6	-50%
EPS		-1.13		0.61	-287%	-0.40	2.77	-114%
Adjusted EPS		0.65		0.61	7%	1.38	2.77	-50%

(*) As of December 31, 2012, Buenaventura had 1,86,867shares outstanding.

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2013 Results

Operating Revenues

During 4Q13, net sales were US$292.0 million, a 29% decrease compared to the US$411.6 million reported in 4Q12. This was explained by lower metal prices as well as a reduction in silver and copper volumes sold.

Royalty income decreased 43%, to US$7.2 million in 4Q13 compared to the US$12.6 million reported in 4Q12. This was due to lower revenues at Yanacocha (42% lower QoQ).

Operating Highlights	4Q13	4Q12	Var%	FY13	FY12	Var%
Net Sales (in millions of US$)	292.0	411.6	-29%	1,241.3	1,496.3	-17%
Average Realized Gold Price (US$/oz)*	1,270	1,704	-25%	1,392	1,678	-17%
Average Realized Gold Price (US$/oz) inc. Affiliates	1,272	1,710	-26%	1,408	1,669	-16%
Average Realized Silver Price (US$/oz)*	20.82	31.94	-35%	22.33	31.07	-28%
Average Realized Lead Price (US$/MT)*	2,106	2,240	-6%	2,105	2,076	1%
Average Realized Zinc Price (US$/MT)*	1,885	1,947	-3%	1,869	1,919	-3%
Average Realized Copper Price (US$/MT)*	7,158	7,909	-9%	7,179	7,938	-10%

(*) Buenaventura’s Direct Operations

	Sales Content
	4Q13	4Q12	Var%	FY13	FY12	Var%
Gold Oz Direct Operations	101,442	92,417	10%	458,499	439,630	4%
Gold Oz inc. Affiliates	196,342	212,489	-8%	962,087	1,078,659	-11%
Silver Oz	3,980,486	5,530,127	-28%	16,329,314	17,483,490	-7%
Lead MT	5,908	5,522	7%	26,584	25,587	4%
Zinc MT	7,866	5,267	49%	38,084	43,149	-12%
Copper MT	8,333	12,033	-31%	25,406	22,348	14%

Net sales for the twelve months of 2013 were US$1,241.3 million, 17% lower than in 2012 (US$1,496.3 million), while royalty income was US$44.2 million in 2013, a 34% decrease compared to the US$67.2 million reported in the same period 2012.

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2013 Results

Production and Operating Costs

Buenaventura’s equity production1 in 4Q13 was 103,868 ounces of gold, 4% lower than the 108,489 ounces reported in 4Q12, mainly due to the lower production from Orcopampa. Silver production, including affiliated companies, during 4Q13 was 4.8 million ounces, 5% higher compared to the figure reported in 4Q12 (4.6 million oz.).

Equity production1 in FY 2013 was 451,311 ounces of gold and 18.9 million ounces of silver. This represented a 1% decrease in gold production (446,443 oz. in 2012) and a 4% increase in silver production compared to FY 2012 (18.3 million oz.).

	Equity Production[1]
	4Q13	4Q12	Var%	FY13	FY12	Var%
Gold (oz) Direct Operations	103,868	108,489	-4%	451,311	446,443	1%
Gold (oz) inc. Affiliated	184,323	211,448	-13%	895,345	1,033,969	-13%
Silver (oz) inc. Affiliated	4,803,361	4,593,711	5%	18,905,280	18,262,156	4%
Lead ( MT)	5,999	5,844	3%	25,579	25,345	1%
Zinc ( MT)	7,904	6,787	16%	34,980	39,139	-11%
Copper (MT) inc. Affiliated	18,685	20,670	-10%	64,647	66,221	-2%

Orcopampa’s (100% owned by Buenaventura) total gold production in 4Q13 was 48,117 ounces, 20% lower than the 59,779 ounces reported in 4Q12. Production from the Chipmo mine during 4Q13 was 45,981 ounces, 17% lower compared to the 55,652 ounces reported in 4Q12, as a result of lower ore grade and tonnage treated in consequence of the 17-day strike in October (see Appendix 2). The old tailings treatment produced 2,136 ounces of gold (compared to 4,128 oz. in 4Q12). Total gold production in FY 2013 was 224,671 ounces, a 14% decrease compared to FY 2012 (260,379 oz.).

Cost Applicable to Sales (CAS) in 4Q13 was US$830/oz, 7% higher compared to 4Q12 (US$775/oz.). The higher cost was mainly explained by the lower gold production. CAS for the FY 2013 was US$802/oz compared to US$604/oz in 2012.

At Uchucchacua (100% owned by Buenaventura), total silver production in 4Q13 was 2.9 million ounces, in line with the 3.0 million ounces produced in 4Q12. Zinc production in 4Q13 was 2,154 MT, 27% lower than the figure reported in 4Q12 (2,931 MT), while lead production increased 29% (1,821 MT in 4Q13 vs. 2,556 MT in 4Q12). During 2013, silver production was 11.4 million ounces; zinc production was 8,146 MT, while lead production was 8,363 MT compared to 11.3 million ounces, 9,820 MT and 8,742 MT, respectively, in FY 2012.

Cost Applicable to Sales (CAS) in 4Q13 was US$12.86/oz, 8% lower than the figure reported in 4Q12 (US$13.94/oz.) due to higher grade ore. CAS for the FY 2013 was US$13.01/oz compared to US$13.58/oz in 2012.

At Mallay (100% owned by Buenaventura), total production in 4Q13 was 329,727 ounces of silver, 16% higher than in 4Q12 (284,161 oz), and 1.3 million ounces in FY 2013, 87% higher than the 0.7 million reported in FY 2012. Cost Applicable to Sales (CAS) in 4Q13 was US$11.30/oz, a decrease of 47% compared to US$21.46/oz in 4Q12. CAS for the FY 2013 was US$14.53/oz compared to US$27.98/oz in 2012.

1 Production from Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja, 54.07% of El Brocal and 40.10% of Tantahuatay

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2013 Results

At Julcani (100% owned by Buenaventura), total production in 4Q13 was 771,296 ounces of silver, 25% higher compared to 4Q12 (615,712 ounces), due to higher ore treated explained by the increase in plant capacity (from 400 TPD to 500 TPD). During FY 2013, silver production was 2.7 million ounces, 11% higher than the 2.4 million reported in FY 2012.

Cost Applicable to Sales (CAS) in 4Q13 was US$8.33/oz, 28% lower than 4Q12 (US$15.87/oz.), mainly explained by a reduction in exploration activities. CAS for the FY 2013 was US$10.32/oz compared to US$12.10/oz in 2012.

Breapampa’s (100% owned by Buenaventura) total production in 4Q13 was 21,918 ounces of gold with a CAS of US$447/oz. For the twelve months of 2013, gold production was 81,882 oz with a CAS of US$601/oz.

La Zanja’s (53.06% owned by Buenaventura) total production in 4Q13 was 33,451 ounces of gold, a 17% increase compared to 4Q12 (28,670 oz) and was due to an increase in ore grade (0.75 g/MT in 4Q13 vs. 0.64 g/MT in 4Q12). FY 2013 gold production was 137,395 ounces, 22% higher than in FY 2012 (112,387 oz.), in-line with La Zanja’s mining plan.

CAS in 4Q13 was US$617/oz, 29% lower than 4Q12 (US$866/oz.), due to the higher grade. CAS for the FY 2013 was US$643/oz compared to US$713/oz in 2012.

Tantahuatay’s (40.10% owned by Buenaventura) total production in 4Q13 was 33,417 ounces of gold (13,399 oz attributable to Buenaventura) 5% lower than the figure reported in 4Q12 (35,340 oz, 14,170 attributable to Buenaventura). During FY 2013, gold production was 142,667 ounces (57,202 oz. attributable to Buenaventura) compared to 141,268 (56,641 oz attributable to Buenaventura) in 2012.

CAS in 4Q13 was US$375/oz., 40% lower than in 4Q12 (US$624/oz.) due to the lower tonnage treated, in order to remain within the limits of its permits. CAS for the FY 2013 was US$536/oz compared to US$502/oz in 2012.

At El Brocal (54.07% owned by Buenaventura), copper production was 9,345 MT vs. 13,166 MT reported in 4Q12 (29% decrease). For FY 2013, copper production increased 13% (27,174 MT in 4Q13 versus 22,785 MT in 4Q12). Copper CAS was US$2,842/MT, 27% lower than the figure reported in 4Q12 (US$3,904/MT).

Silver production, from polymetallic and copper ores, increased 207%, from 0.2 million ounces in 4Q12 to 0.6 million ounces in 4Q13, due to lower tonnage treated and ore grade. During FY 2013, silver production decreased 36% from 3.1 million oz to 2.0 million oz in 2012.

During 4Q13, total zinc production was 4,321 MT versus no production in 4Q12. In FY 2013, zinc production decreased 31% (24,220 MT in 2013 versus 34,949 MT in 2012). Zinc CAS was US$757/MT in 4Q13. CAS for the FY 2013 was US$887/MT compared to US$903/MT in 2012.

General and Administrative Expenses

General and administrative expenses in 4Q13 were US$21.0 million, 3% lower than the figure reported in 4Q12 (US$21.6 million) due to lower worker’s profit sharing. For the FY 2013, general and administrative expenses were US$77.5 million versus US$99.3 million in the same period of 2012, representing a 22% decline.

Exploration in Non-Operating Areas

Exploration in non-operating areas during 4Q13 was US$9.4 million, compared to US$22.3 million reported in 4Q12. During the period, Buenaventura’s main exploration efforts were focused on the following projects: Marcapunta Oeste (US$5.2 million), La Zanja Underground (US$0.6 million) and Chanca (US$1.2 million). For FY 2013, exploration in non-operating areas were US$32.8 million versus US$95.5 million in FY 2012, representing a decrease of 66%.

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2013 Results

Operating Income

Operating income in 4Q13 was US$13.8 million, 84% lower compared to the US$86.7 million reported in 4Q12 due to lower revenues.

During FY 2013, operating income was US$132.3 million, versus US$422.5 million in FY 2012, representing a 69% decrease.

Share in Affiliated Companies

During 4Q13, Buenaventura’s share in affiliated companies was negative US$282.3 million (compared to the US$105.1 million reported in 4Q12). Yanacocha’s contribution towards these results was a negative US$322.6 million due to an impairment of US$453.3. Cerro Verde’s contribution increased 12%, from US$31.0 million in 4Q12 to US$34.6 million in 4Q13. Coimolache’s (Tantahuatay mine) contribution decreased 35% (US$5.7 million in 4Q13 vs. US$8.8 million in 4Q12).

During FY 2013, Buenaventura’s share in affiliated companies was negative US$108.5 million compared to the US$481.8 million reported in 2012.

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), 4Q13 gold production was 184,318 ounces of gold, 22% lower than 4Q12 production (235,875 oz). Accumulated gold production in 2013 was 1,017,259 ounces, 24% lower than 2013 (1,345,992 oz.).

Net income, without considering the effect of the US$1.0 million impairment, was negative US$27.8 million (compared to US$75.7 million in 4Q12) explained by lower revenues and higher costs applicable to sales due to a US$43.1 million (cash) write-down from La Quinua, Yanacocha and Maqui Maqui pads. Accumulated net income in 2013 was US$154.9 million, 75% lower than 2012 (US$626.5 million). During 4Q13, EBITDA totaled US$43.5 million, a 77% decrease compared to 4Q12 (US$186.0 million). Accumulated EBITDA in 2013 was US$602.4 million, 52% lower than 2013 (US$1.2 billion).

Capital expenditures at Yanacocha were US$48.9 million in 4Q13 (US$172.5 million in 4Q12) and US$333.4 million in FY 2013 (US$995.0 million in FY 2012).

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 4Q13 copper production was 69,318 MT (13,572 MT attributable to Buenaventura), a 1% increase compared to 4Q12 (68,874 MT and 13,486 MT attributable to Buenaventura). Accumulated total copper production in 2013 was 252,760 MT (49,490 MT attributable to Buenaventura), 6% lower than 269,649 MT in 2012 (52,797 MT attributable to Buenaventura).

During 4Q13, Cerro Verde reported net income of US$196.8 million, a 35% higher compared to US$146.2 million in 4Q12. This was mainly due to a 12% increase in sales revenues (US$562.3 million in 4Q13 versus US$501.0 million in 4Q12). Accumulated net income in 2013 was US$613.3 million, 21% lower than US$772.1 million in 2012.

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2013 Results

Capital expenditures at Cerro Verde in 4Q13 totaled US$357.1 million and US$1,073.2 million in 2013.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), attributable contribution was US$5.7 million (US$8.8 million in 4Q12). During FY 2013, attributable contribution was US$20.8 million (US$40.2 million in FY 2012).

Net Income

Buenaventura’s 4Q13 net income was a negative US$288.4 million (negative US$1.13 per share), including a US$453.3 million (US$1.78 per share) non-cash impairment provision from Yanacocha, compared to US$154.1 million (US$0.61 per share) reported in 4Q12. Accumulated net income in FY 2013 was negative US$101.7 million (negative US$0.40 per share) compared to US$703.6 million in 2012 (US$2.69 per share).

Project Development and Exploration

Rio Seco Plant (100% ownership)

The plant is in ramp-up stage. This facility will allow:

1.	Mining from accessible areas with high silver and manganese content.
2.	Improving the quality of lead-silver concentrates from Uchucchacua mine by reducing manganese content.
3.	Resultant manganese sulfate concentrate with commercial value.

Huanza Hydroelectric Plant (100% ownership)

Unit 2 started generating 46.3 MW, while Unit 1 will start its commissioning in March. This plant will assure energy supply for direct operations.

El Brocal Expansion (54.07% ownership)

El Brocal expansion from 6 ktpd to 18 ktpd was completed. Production will start in March to treat 11 ktpd of polymetallic ore from Colquijirca and 7 ktpd of copper ore from Marcapunta.

Tambomayo Project (100% ownership)

Advanced exploration includes drilling of new structures. Mine development and engineering studies are in progress. Environmental Impact Assessment and permits are expected in 2014 to initiate production in 2016.

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2013 Results

Board Resolutions

At the Board of Directors meeting held February 27, 2014, the following resolutions were passed:

1.	To accept the resignation of Mr. Aubrey Paverd as board member, due to age limit, thanking him for the 12 years that he served and contribute to Buenaventura; and to appoint Mr. Igor Gonzales as new board member to complete the current period.

2.	To modify the following requirement to qualify as independent board member:

When the board member is an officer of a company that maintains commercial relationship with Buenaventura:

•	Previous requirement: the company’s billing to Buenaventura should be less than US$1 million and represent less than 2% of such company’s revenues.
•	New requirement: the company’s billing to Buenaventura should be less than US$1 million and represent less than 5% of such company’s revenues.

3.	To approve Buenaventura’s compliance policy:
a.	Anti – Money Laundering (AML) and Counter-Terrorism Financing (CTF)
b.	Anti-Bribery Policy (FCPA: Foreign Corrupt Practices Act.)

4.	To call for the Annual Shareholders Meeting to be held on March 27, 2014 to:
a.	Approve the Annual Report as of December, 31, 2013.
b.	Approve the Financial Statements as of December, 31, 2013
c.	Appoint Ernst and Young (Medina, Zaldivar, Paredes y Asociados) as External Auditors for fiscal year 2014.
d.	Ratify the dividend policy amendment, which has been proposed by the Board of Directors.
e.	Approve the payment of a cash dividend of 1.1 cents (US$) per share or ADS according to the Company’s dividend policy.
f.	Elect the new members of the board for the period 2014 – 2016.

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2013 Results

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, Recuperada*, El Brocal, La Zanja and Coimolache.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, owner the Chucapaca project.

For a printed version of the Company’s 2012 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates (as of September 30, 2013)

	BVN	Operating
	Equity %	Mines / Business
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical Project
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
El Molle Verde S.A.C*	100.00	Trapiche project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	54.07	Colquijirca and Marcapunta
Canteras del Hallazgo S.A **	49.00	Chucapaca project
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde

(*)Consolidates

(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2013 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended December 31						Full Year
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2013	2012	%	2013	2012	%	2013	2012	%	2013	2012	%
Ore Milled DMT	99,093	110,783	-11%	48,125	106,442	-55%	443,537	461,436	-4%	425,639	446,593	-5%
Ore Grade OZ/MT	0.477	0.53	-10%	0.059	0.053	12%	0.487	0.543	-10%	0.048	0.060	-19%
Recovery Rate %	97.2%	95.6%	2%	75.7%	73.8%	3%	96.2%	95.9%	0%	76.1%	76.1%	0%
Ounces Produced	45,981	55,652	-17%	2,136	4,128	-48%	208,774	240,134	-13%	15,897	20,245	-21%

Orcopampa Total Production		4Q13	48,117	4Q12	59,780	FY2013	224,671	FY2012	260,379

	La Zanja							Tantahuatay
	4Q13		4Q12	%	FY2013	FY2012	%	4Q13	4Q12	%	FY2013	FY2012	%
Ounces Produced	33,451		28,670	17%	137,395	112,387	22%	33,417	35,340	-5%	142,667	141,268	1%

	Breapampa
	4	Q13	4	Q12%	FY2013	FY2012	%
Ounces Produced	21,918		8,817	149%	81,882	8,817	829%

	SILVER PRODUCTION
	Three Months Ended December 31						Full Year
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2013	2012	%	2013	2012	%	2013	2012	%	2013	2012	%
Ore Milled DST	238,390	265,335	-10%	198,885			1,001,102	1,049,301	-5%	1,268,781	1,689,846	-25%
Ore Grade OZ/ST	15.209	14.00	9%	2.89			14.18	14.33	-1%	1.41	1.32	7%
Recovery Rate %	79.2%	77.4%	2%	67.0%			80.6%	73.5%	10%	66.2%	63.2%	5%
Ounces Produced	2,871,959	3,012,187	-5%	385,221			11,444,751	11,263,322	2%	1,186,022	1,410,027	-16%

	ZINC PRODUCTION
	Three Months Ended December 31						Full Year
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2013	2012	%	2013	2012	%	2013	2012	%	2013	2012	%
Ore Milled DST	238,390	265,335	-10%	198,885			1,001,102	1,049,301	-5%	1,268,781	1,689,846	-25%
Ore Grade %	1.32%	1.63%	-19%	3.40%			1.23%	1.51%	-18%	2.97%	2.93%	1%
Recovery Rate %	68.4%	67.8%	1%	63.98%			66.0%	62.0%	7%	64.26%	67.1%	-4%
MT Produced	2,154	2,931	-27%	4,321			8,146	9,820	-17%	24,219	33,268	-27%

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2013 Results

APPENDIX 3: EBITDA RECONCILIATION (in thousands of US$)

	4Q13	4Q12	FY 2013	FY 2012
Net Income	-280,492	163,323	-74,154	763,046
Add / Substract:	347,819	-33,133	367,985	-188,837
Provision for income tax, net	14,493	28,551	86,614	144,236
Share in associated companies by the equity method, net	282,323	-105,105	108,483	-481,826
Interest income	-4,270	-1,725	-6,623	-9,486
Interest expense	1,460	3,608	10,970	8,290
Loss on currency exchange difference	303	-1,969	7,012	-1,715
Long Term Compensation provision	4,487	-5,592	-15,979	1,720
Depreciation and Amortization	39,729	38,803	165,477	123,043
Workers´ participation provision	2,700	6,679	5,437	23,284
Impairment of Long-Lived Assets	6,594	3,617	6,594	3,617
EBITDA Buenaventura Direct Operations	67,327	130,190	293,831	574,209
EBITDA Yanacocha (43.65%)	18,986	81,185	262,837	542,067
EBITDA Cerro Verde (19.58%)	64,586	53,276	206,061	256,050
EBITDA Coimolache (40%)	12,713	16,836	50,610	70,793
EBITDA Buenaventura + All Associates	163,611	281,487	813,338	1,443,119

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in affiliated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including Affiliates) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the affiliated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2013 Results

APPENDIX 4: PROVEN AND PROBABLE RESERVES

GOLD	% Ownership	MT (000)	Grade Oz / MT	Oz (000)	Attributable
Orcopampa	100.00	634	0.527	334	334
Breapampa	100.00	2,279	0.042	96	96
Poracota	100.00	108	0.343	37	37
Antapite	100.00	37	0.335	13	13
Julcani	100.00	373	0.018	7	7
Mallay	100.00	123	0.042	5	5
Shila - Paula	100.00	13	0.351	4	4
El Brocal Marcapunta (Sulphides)	54.07	16,421	0.011	180	97
La Zanja	53.06	14,248	0.023	333	176
La Zanja (On Pads)	53.06			27	14
Yanacocha	44.35	199,184	0.032	5,751	2,551
Yanacocha (Conga)	44.35	536,015	0.023	12,582	5,580
Tantahuatay (Oxides)	40.10	51,955	0.014	735	295
Total		821,392	0.024	20,104	9,209

SILVER	% Ownership	MT (000)	Grade Oz / MT	Oz (000)	Attributable
Uchucchacua (Silver - Sulphides)	100.00	3,485	16.854	58,738	58,738
Uchucchacua (Zinc - Sulphides)	100.00	64	7.496	486	486
Uchucchacua (Silver - Oxides)	100.00	287	19.742	5,660	5,660
Julcani	100.00	373	20.249	7,555	7,555
Breapampa	100.00	2,279	0.823	1,876	1,876
Mallay	100.00	123	12.632	1,562	1,562
Orcopampa	100.00	634	1.389	881	881
Recuperada	100.00	64	9.899	630	630
Shila - Paula	100.00	13	0.694	9	9
Poracota	100.00	108	0.024	3	3
El Brocal (Tajo Norte - La Llave)	54.07	56,111	0.830	46,572	25,182
El Brocal Marcapunta (Sulphides)	54.07	16,421	0.530	8,703	4,706
La Zanja	53.06	14,248	0.201	2,869	1,522
La Zanja (On Pads and Plant)	53.06			919	487
Yanacocha	44.35	292,435	0.254	75,590	33,524
Yanacocha (Conga)	44.35	536,015	0.066	37,784	16,757
Tantahuatay Oxides	40.10	51,955	0.346	18,035	7,231
Cerro Verde (Sulphides)	19.58	4,047,372	0.047	192,860	37,762
Cerro Verde (Oxides)	19.58	563,840	0.010	5,430	1,063
Total		5,585,829	0.083	466,163	205,634

Prices used for Reserve calculation:

Gold	US$1,200/oz
Silver	US$20/oz

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2013 Results

PROVEN AND PROBABLE RESERVES

ZINC	% Ownership	MT (000)	Grade Oz / MT	MT (000)	Attributable
Uchucchacua (Silver - Sulphides)	100.00	3,485	1.42	49	49
Uchucchacua (Zinc - Sulphides)	100.00	64	6.60	4	4
Mallay	100.00	123	8.47	10	10
Recuperada	100.00	64	6.49	4	4
El Brocal (Tajo Norte - La Llave)	54.07	56,111	2.38	1,335	722
Total		59,848	2.35	1,404	790

LEAD	% Ownership	MT (000)	Grade Oz / MT	MT (000)	Attributable
Uchucchacua (Silver - Sulphides)	100.00	3,485	1.05	37	37
Uchucchacua (Zinc - Sulphides)	100.00	64	5.10	3	3
Julcani	100.00	373	2.27	8	8
Mallay	100.00	123	6.64	8	8
Recuperada	100.00	64	3.55	2	2
El Brocal (Tajo Norte - La Llave)	54.07	56,111	0.78	438	237
Total		60,221	0.82	496	268

COPPER	% Ownership	MT (000)	Grade Oz / MT	MT (000)	Attributable
Julcani	100.00	373	0.44	2	2
El Brocal Marcapunta (Sulphides)	54.07	16,421	1.99	327	177
Yanacocha (Conga)	44.35	536,015	0.28	1,501	666
Cerro Verde (Sulphides)	19.58	4,047,372	0.37	14,975	2,932
Cerro Verde (Oxides)	19.58	563,840	0.49	2,763	541
Total		5,164,022	0.38	19,567	4,317

MOLYBDENUM	% Ownership	MT (000)	Grade Oz / MT	MT (000)	Attributable
Cerro Verde (Sulphides)	19.58	4,047,372	0.014	567	111
Cerro Verde (Oxides)	19.58	563,840	0.003	17	3
Total		4,611,213	0.013	584	114

Prices used for Reserve calculation:

Zinc	US$1,900/MT
Lead	US$2,050/MT
Copper	US$6,600/MT

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2013 Results

APPENDIX 5

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of December 31, 2013 and 2012

	2013	2012
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	61,898	186,712
Financial assets at fair value through profit or loss	-	54,509
Trade and other accounts receivable, net	260,434	362,904
Income tax credit	37,370	24,629
Prepaid expenses	14,597	11,837
Embedded derivatives for concentrate sales, net	1,857	-
Inventory, net	175,719	157,533
Total current assets	551,875	798,124

Non-current assets
Trade and other accounts receivable, net	20,607	40,079
Long-term inventory	23,366	40,253
Investment in associates	2,358,410	2,469,888
Mining concessions, development costs and property, plant and equipment, net	1,515,460	1,159,805
Deferred income tax asset, net	83,525	111,701
Other assets	7,132	5,123
Total non-current assets	4,008,500	3,826,849

Total assets	4,560,375	4,624,973

Liabilities and shareholders’ equity
Current liabilities
Trade and other accounts payable	303,951	267,472
Provisions	69,800	71,780
Hedge derivatives financial instruments	1,093	-
Embedded derivatives for concentrate sales, net	-	4,939
Financial obligations	11,370	5,815
Total current liabilities	386,214	350,006

Non-current liabilities
Trade and other accounts payable	12,229	731
Provisions	106,376	100,041
Financial obligations	223,027	173,489
Total non-current liabilities	341,632	274,261

Total liabilities	727,846	624,267

Shareholders’ equity
Issued capital, net of treasury shares for US$(000)62,665	750,497	750,540
Investment shares, net of treasury shares for US$(000)765	1,396	1,399
Additional paid-in capital	219,055	219,471
Legal reserve	162,663	162,663
Other reserves	269	269
Retained earnings	2,421,238	2,601,792
Other equity reserves	104	925
	3,555,222	3,737,059
Non-controlling interest	277,307	263,647
Total shareholders’ equity	3,832,529	4,000,706

Total liabilities and shareholders’ equity	4,560,375	4,624,973
	-	-

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2013 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Income Statement

For the three and twelve month periods ended December 31, 2013 and 2012

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	292,001	411,613	1,241,256	1,496,349
Royalty income	7,152	12,557	44,185	67,178
Total operating income	299,153	424,170	1,285,441	1,563,527

Operating costs
Cost of sales, without considering depreciation and amortization	(159,568)	(194,530)	(653,536)	(625,181)
Exploration in operating units	(31,953)	(55,865)	(167,143)	(153,018)
Depreciation and amortization	(39,729)	(38,803)	(165,477)	(123,043)
Royalties	(6,756)	(7,547)	(30,623)	(37,667)
Total operating costs	(238,006)	(296,745)	(1,016,779)	(938,909)

Gross profit	61,147	127,425	268,662	624,618

Operating expenses
Administrative expenses	(20,992)	(21,643)	(77,476)	(99,295)
Exploration in non-operating areas	(9,444)	(22,262)	(32,805)	(95,491)
Selling expenses	(3,492)	(5,809)	(16,035)	(18,090)
Long-term asset impairment	(6,594)	(3,617)	(6,594)	(3,617)
Excess of workers' profit participation	(704)	(2,164)	(704)	(2,164)
Other, net	(6,104)	14,753	(2,746)	16,584
Total operating expenses	(47,330)	(40,742)	(136,360)	(202,073)

Operating profit	13,817	86,683	132,302	422,545

Other income, net

Share in the results of associates under equity method	(282,323)	105,105	(108,483)	481,826
Financial income	4,270	1,725	6,623	9,486
Financial expenses	(1,460)	(3,608)	(10,970)	(8,290)
Net loss from currency exchange difference	(303)	1,969	(7,012)	1,715
Total other income, net	(279,816)	105,191	(119,842)	484,737

Profit before income taxes and non-controlling interest	(265,999)	191,874	12,460	907,282

Income taxes	(14,493)	(28,551)	(86,614)	(144,236)

Net profit (lost)	(280,492)	163,323	(74,154)	763,046

Attributable to:
Owners of the parent	(288,419)	154,086	(101,675)	703,626
Non-controlling interest	7,927	9,237	27,521	59,420
	(280,492)	163,323	(74,154)	763,046

Basic and diluted earnings per share attributable
to owners of the parent, stated in U.S. dollars	(1.13)	0.61	(0.40)	2.77

Weighted average number of shares outstanding
(common and investment), in units	254,186,867	254,202,571	254,186,867	254,202,571

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2013 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows

For the three and twelve month periods ended December 31, 2013 and 2012

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	311,879	352,963	1,351,359	1,410,120
Value Added Tax (VAT) recovered	7,815	10,779	66,921	40,940
Royalties received	10,738	21,035	50,562	76,106
Dividends received	2,027	5,613	9,803	16,467
Interest received	4,102	1,700	8,235	8,606
Payments to suppliers and third-parties	(87,594)	(230,558)	(742,191)	(838,250)
Payments to employees	(46,522)	(45,973)	(216,799)	(201,494)
Payment of income tax	(47)	(29,279)	(66,427)	(136,336)
Payment of royalties	(2,632)	(9,187)	(30,623)	(38,985)
Payment of interest	(2,936)	(206)	(11,494)	(1,485)

Net cash and cash equivalents provided by operating activities	196,830	76,887	419,346	335,689

Investing activities
Settlement of financial assets at fair value through profit or loss	12,944	-	52,944	-
Proceeds from associate loan's collections	4,043	-	24,537	-
Proceeds from sales of mining concessions, property, plant and equipment	47	136	5,010	255
Acquisitions of mining concessions, development costs, property, plant and equipment	(147,494)	(134,007)	(503,576)	(442,927)
Payment for purchase of investments	-	32,184	-
Proceeds from sales of investments shares	-	3,658		3,658
Contributions to associates	(1,649)	(36,633)	(6,988)	(58,594)
Decrease in time-deposits	-	539	-	10,121
		-
Net cash and cash equivalents used in investing activities	(132,109)	(134,123)	(428,073)	(487,487)

Financing activities
Increase in financial obligations	176,975	19,945	236,975	74,258
Bank loans received	-	-		-
Payment of financial obligations	(281,215)	(48)	(260,231)	(1,068)
Dividends paid	(2,567)	(50,887)	(78,836)	(152,666)
Dividends paid to non-controlling interest	-	(5,764)	(13,533)	(44,881)
Purchase of treasury shares	-	-	(462)	-
Purchase of associates' shares	-	-	-	(7,980)

Net cash and cash equivalents provided by (used in) financing activities	(106,807)	(36,754)	(116,087)	(132,337)

Net increase (decrease) in cash and cash equivalents during the period	(42,086)	(93,990)	(124,814)	(284,135)
Cash and cash equivalents at the beginning of the period	103,984	280,702	186,712	470,847

Cash and cash equivalents at period-end	61,898	186,712	61,898	186,712

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2013 Results

APPENDIX 6

CAS FY2013 VS FY2012

	JULCANI
	FY13					FY12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	171	15,938	1,158	-	318	17,585	449	21,960	1,292	-	156	23,857
Exploration Expenses (US$000)	69	6,393	465	-	128	7,054	138	6,745	397	-	48	7,328
Selling Expenses (US$000)	7	685	50	-	14	755	12	586	34	-	4	637
Total (US$000)	247	23,015	1,673	-	460	25,395	599	29,291	1,723	-	208	31,821
Volume Sold	384	2,229,452	1,713	-	140	Not Applicable	925	2,420,785	2,120	-	69	Not Applicable
CAS	644	10.32	976		3,281	Not Applicable	648	12.10	813		3,018	Not Applicable

	MALLAY
	FY13						FY12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	11,547	6,253	6,481	-	24,282	-	10,720	5,135	5,383	-	21,238
Exploration Expenses (US$000)	-	4,442	2,406	2,493	-	9,342	-	4,047	1,939	2,032	-	8,019
Selling Expenses (US$000)	-	677	366	380	-	1,423	-	470	225	236	-	932
Total (US$000)	-	16,666	9,026	9,355	-	35,046	-	15,238	7,299	7,652	-	30,188
Volume Sold	-	1,147,210	6,570	7,614	-	Not Applicable		544,509	3,883	4,438		Not Applicable
CAS		14.53	1,374	1,229		Not Applicable		27.98	1,880	1,724		Not Applicable

	BREAPAMPA
	FY13						FY12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	46,139	3,395	-	-	-	49,535	-	-	-	-	-	-
Exploration Expenses (US$000)	2,771	204	-	-	-	2,974	-	-	-	-	-	-
Selling Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Total (US$000)	48,910	3,599	-	-	-	52,509	-	-	-	-	-	-
Volume Sold	81,436	373,595	-	-	-	Not Applicable	-	-	-	-	-	Not Applicable
CAS	601	9.63				Not Applicable						Not Applicable

	RECUPERADA
	FY13						FY12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	7,331	4,831	6,121	-	18,283	-	9,619	4,567	5,102	-	19,288
Exploration Expenses (US$000)	-	2,643	1,741	2,207	-	6,591	-	3,728	1,770	1,978	-	7,476
Selling Expenses (US$000)	-	460	303	384	-	1,148	-	563	267	298	-	1,128
Total (US$000)	-	10,434	6,875	8,713	-	26,022	-	13,910	6,604	7,378	-	27,892
Volume Sold	-	417,180	2,907	4,119	-	Not Applicable	-	432,521	3,057	3,724	-	Not Applicable
CAS		25.01	2,365	2,115		Not Applicable		32.16	2,160	1,981		Not Applicable

	ORCOPAMPA
	FY13						FY12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	124,129	5,489	-	-	-	129,617	112,054	4,750	-	-	-	116,805
Exploration Expenses (US$000)	55,420	2,450	-	-	-	57,870	47,083	1,996	-	-	-	49,079
Selling Expenses (US$000)	3	0	-	-	-	3	16	1	-	-	-	17
Total (US$000)	179,552	7,939	-	-	-	187,491	159,153	6,747	-	-	-	165,900
Volume Sold	223,998	617,433	-	-	-	Not Applicable	263,695	598,511	-	-	-	Not Applicable
CAS	802	12.86				Not Applicable	604	11.27				Not Applicable

	UCHUCCHACUA
	FY13						FY12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	102,915	6,874	5,586	-	115,376	-	112,754	4,155	4,732	-	121,641
Exploration Expenses (US$000)	-	22,578	1,508	1,225	-	25,311	-	27,165	1,001	1,140	-	29,306
Selling Expenses (US$000)	-	2,985	199	162	-	3,346	-	4,661	172	196	-	5,029
Total (US$000)	-	128,478	8,582	6,973	-	144,033	-	144,580	5,328	6,067	-	155,976
Volume Sold	-	9,877,877	6,977	6,340	-	Not Applicable	-	10,646,579	5,841	7,253	-	Not Applicable
CAS		13.01	1,230	1,100		Not Applicable		13.58	912	837		Not Applicable

	LA ZANJA
	FY13						FY12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	85,063	917	-	-	-	85,981	79,469	1,175	-	-	-	80,644
Exploration Expenses (US$000)	1,222	13	-	-	-	1,236	2,481	37	-	-	-	2,517
Selling Expenses (US$000)	523	6	-	-	-	528	440	7	-	-	-	447
Total (US$000)	86,809	936	-	-	-	87,745	82,390	1,218	-	-	-	83,608
Volume Sold	135,037	90,770	-	-	-	Not Applicable	115,571	91,467	-	-	-	Not Applicable
CAS	643	10.31				Not Applicable	713	13.32				Not Applicable

	EL BROCAL
	FY13						FY12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,859	14,291	7,759	16,546	78,515	119,969	5,774	36,654	9,964	23,759	77,282	153,433
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Selling Expenses (US$000)	209	1,044	567	1,209	5,735	8,763	310	1,969	535	1,276	4,152	8,243
Total (US$000)	3,068	15,335	8,326	17,754	84,250	128,732	6,084	38,623	10,500	25,035	81,434	161,676
Volume Sold	4,690	1,461,659	8,392	20,011	25,266	Not Applicable	7,764	2,654,243	10,686	27,734	22,279	Not Applicable
CAS	654	10.49	992	887	3,335	Not Applicable	784	14.55	983	903	3,655	Not Applicable

	OTHER SMALL UNITS
	FY13						FY12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	13,218	1,867	39	-	-	15,124	28,278	1,007	-	-	-	29,285
Exploration Expenses (US$000)	49,611	7,009	145	-	-	56,765	47,601	1,695	-	-	-	49,295
Selling Expenses (US$000)	59	8	0	-	-	68	1,600	57	-	-	-	1,657
Total (US$000)	62,888	8,885	184	-	-	71,957	77,479	2,759	-	-	-	80,238
Volume Sold	12,955	114,138	25			Not Applicable	51,675	94,874				Not Applicable

	NON MINING COMPANIES
	FY13						FY12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)						77,785						58,991

	TANTAHUATAY (COIMOLACHE)
	FY13						FY12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	60,338	4,726	-	-	-	65,064	65,453	7,858	-	-	-	73,311
Exploration Expenses (US$000)	15,543	1,217	-	-	-	16,760	4,538	545	-	-	-	5,083
Selling Expenses (US$000)	484	38	-	-	-	522	626	75	-	-	-	701
Total (US$000)	76,365	5,981	-	-	-	82,346	70,617	8,478	-	-	-	79,095
Volume Sold	142,432	695,412				Not Applicable	140,682	904,234				Not Applicable
CAS	536	8.60				Not Applicable	502	9.38				Not Applicable

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2013 Results

CAS 4Q13 VS 4Q12

	JULCANI
	4 Q13						4 Q12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	20	5,056	369	-	56	5,500	141	7,133	406	-	24	7,704
Exploration Expenses (US$000)	8	2,103	153	-	23	2,288	47	2,383	136	-	8	2,574
Selling Expenses (US$000)	1	163	12	-	2	178	3	159	9	-	1	172
Total (US$000)	28	7,322	534	-	82	7,966	192	9,675	551	-	33	10,450
Volume Sold	67	878,684	605		49	Not Applicable	230	609,749	518	-	8	Not Applicable
CAS	425	8.33	882		1,658	Not Applicable	834	15.87	1,062		3,853	Not Applicable

	MALLAY
	4Q13						4Q12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	2,177	1,285	1,380	-	4,842	-	3,492	1,755	1,953	-	7,201
Exploration Expenses (US$000)	-	849	501	538	-	1,889	-	1,385	696	775	-	2,855
Selling Expenses (US$000)	-	133	79	84	-	296	-	218	110	122	-	450
Total (US$000)	-	3,160	1,865	2,003	-	7,028	-	5,095	2,561	2,850	-	10,506
Volume Sold	-	279,502	1,615	1,830	-	Not Applicable		237,430	1,762	2,219		Not Applicable
CAS		11.30	1,155	1,095		Not Applicable		21.46	1,454	1,284		Not Applicable

	BREAPAMPA
	4 Q13						4 Q12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	9,055	775	-	-	-	9,830	-	-	-	-	-	-
Exploration Expenses (US$000)	185	16	-	-	-	201	-	-	-	-	-	-
Selling Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Total (US$000)	9,240	791	-	-	-	10,031	-	-	-	-	-	-
Volume Sold	20,679	108,665	-	-	-	Not Applicable	-	-	-	-	-	Not Applicable
CAS	447	7.28				Not Applicable						Not Applicable

	RECUPERADA
	4 Q13						4 Q12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	1,818	1,156	1,613	-	4,587	-	2,913	1,322	1,487	-	5,723
Exploration Expenses (US$000)	-	396	251	351	-	998	-	1,181	536	603	-	2,320
Selling Expenses (US$000)	-	85	54	75	-	214	-	154	70	79	-	303
Total (US$000)	-	2,299	1,461	2,039	-	5,798	-	4,249	1,928	2,169	-	8,346
Volume Sold	-	99,835	621	914	-	Not Applicable	-	113,694	762	970	-	Not Applicable
CAS		23.02	2,352	2,229		Not Applicable		37.37	2,531	2,236		Not Applicable

	ORCOPAMPA
	4 Q13						4 Q12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	26,809	1,295	-	-	-	28,104	28,763	1,309	-	-	-	30,073
Exploration Expenses (US$000)	11,455	553	-	-	-	12,008	13,821	629	-	-	-	14,450
Selling Expenses (US$000)	3	0	-	-	-	3	-	-	-	-	-	-
Total (US$000)	38,267	1,848	-	-	-	40,115	42,584	1,939	-	-	-	44,523
Volume Sold	46,078	136,363	-	-	-	Not Applicable	54,956	131,429	-	-	-	Not Applicable
CAS	830	13.55				Not Applicable	775	14.75				Not Applicable

	UCHUCCHACUA
	4 Q13					4 Q12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	19,555	1,181	1,411	-	22,148	-	43,654	1,840	1,388	-	46,882
Exploration Expenses (US$000)	-	4,468	270	322	-	5,060	-	9,237	389	294	-	9,920
Selling Expenses (US$000)	-	565	34	41	-	640	-	1,628	69	52	-	1,749
Total (US$000)	-	24,589	1,485	1,775	-	27,848	-	54,519	2,298	1,734	-	58,551
Volume Sold	-	1,911,587	1,135	1,502	-	Not Applicable	-	3,909,947	2,433	2,078	-	Not Applicable
CAS		12.86	1,309	1,182		Not Applicable		13.94	944	834		Not Applicable

	LA ZANJA
	4 Q13						4 Q12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	20,146	259	-	-	-	20,405	23,815	519	-	-	-	24,334
Exploration Expenses (US$000)	26	0	-	-	-	26	1,118	24	-	-	-	1,142
Selling Expenses (US$000)	163	2	-	-	-	165	108	2	-	-	-	110
Total (US$000)	20,334	262	-	-	-	20,596	25,040	546	-	-	-	25,586
Volume Sold	32,975	26,031	-	-	-	Not Applicable	28,901	33,111	-	-	-	Not Applicable
CAS	617	10.05				Not Applicable	866	16.49				Not Applicable

	EL BROCAL
	4 Q13						4 Q12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	574	4,177	1,522	2,576	22,117	30,967	3,131	6,892	48	-	44,511	54,582
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Selling Expenses (US$000)	37	269	98	166	1,426	1,996	171	377	3	-	2,433	2,983
Total (US$000)	612	4,446	1,621	2,742	23,543	32,963	3,302	7,268	51	-	46,944	57,565
Volume Sold	1,210	539,368	1,932	3,620	8,284	Not Applicable	3,908	476,154	47	-	12,024	Not Applicable
CAS	505	8.24	839	757	2,842	Not Applicable	845	15.26	1,089		3,904	Not Applicable

	OTHER SMALL UNITS
	4 Q13						4 Q12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	931	16	-	-	-	947	4,519	359	-	-	-	4,878
Exploration Expenses (US$000)	9,326	157	-	-	-	9,483	20,939	1,663	-	-	-	22,602
Selling Expenses (US$000)	-	-	-	-	-	-	39	3	-	-	-	42
Total (US$000)	10,258	172	-	-	-	10,430	25,497	2,025	-	-	-	27,522
Volume Sold	433	452	-	-	-	Not Applicable	4,422	18,613	-	-	-	Not Applicable

	NON MINING COMPANIES
	4Q13						4Q12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)						32,229						13,153

	TANTAHUATAY (COIMOLACHE)
	4 Q13						4 Q12
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	11,869	745	-	-	-	12,613	19,930	2,694	-	-	-	22,625
Exploration Expenses (US$000)	1,079	68	-	-	-	1,147	3,448	466	-	-	-	3,915
Selling Expenses (US$000)	58	4	-	-	-	61	170	23	-	-	-	193
Total (US$000)	13,005	816	-	-	-	13,821	23,549	3,183	-	-	-	26,732
Volume Sold	34,678	133,517				Not Applicable	37,736	267,999				Not Applicable
CAS	375	6.11				Not Applicable	624	11.88				Not Applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: February 27, 2014